FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                 -----             -----
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes       No X
                                   ---      ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on March 8, 2006, announcing the appointment of Andreas Michalopoulos as the Company's Chief Financial Officer and Treasurer and the appointment of the Company's former Chief Financial Officer to the position of Vice President and Head of Corporate Development.

                                                 Corporate Contact:
                                                 Ioannis Zafirakis
                                                 Director and Vice-President
                                                 Telephone: + 30-210-9470100
                                                 izafirakis@dianashippinginc.com
FOR IMMEDIATE RELEASE
                                                 Investor and Media Relations:
                                                 Edward Nebb
                                                 Euro RSCG Magnet
                                                 Telephone: + 1-212-367-6848
                                                 ed.nebb@eurorscg.com


                  Diana Shipping Inc. Announces Appointment of
                Andreas Michalopoulos as Chief Financial Officer


ATHENS, GREECE, March 8, 2006 - Diana Shipping Inc. (NYSE: DSX) today announced that Andreas Michalopoulos has been appointed as the Company's Chief Financial Officer and Treasurer. Konstantine Koutsomitopoulos, formerly Diana's Chief Financial Officer and Treasurer, has been named Diana's Vice President and Head of Corporate Development.

Andreas Michalopoulos, age 35, was formerly International Corporate Auditor with Nestle SA, (Switzerland) then Associate Consultant for McKinsey and Company, (France) and Vice President International Business Development and Member of the Executive Committee of Lavipharm SA, (Greece-USA). He then joined Diana Shipping Agencies as Projects Manager. Mr. Michalopoulos graduated from Paris IX Dauphine University obtaining an MSc in Economics and a Masters degree in Management Sciences specialised in Finance. He has also obtained an MBA in Finance from Imperial College, University of London.

Diana's Chairman and Chief Executive Officer, Simeon Palios, stated: "We are delighted to have Andreas Michalopoulos as our Chief Financial Officer, and to continue to call upon Konstantine Koutsomitopoulos as our Vice President and Head of Corporate Development. We believe that the involvement of these two professionals will contribute to our continued strong financial management and will enhance our strategic growth direction".

About the Company Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Acquisitions may also be subject to closing conditions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.


                                      # # #

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             DIANA SHIPPING INC.
                                                 (registrant)


Dated:  March 8, 2006                        By:  /s/ Anastassis Margaronis
                                                  -----------------------------
                                                  Anastassis Margaronis
                                                  President







SK 23159 0001 650702